Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep to Present at Oppenheimer’s 29th Annual Healthcare Conference

SYDNEY, AUSTRALIA – 04 March 2019 - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or the Company), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announced its participation in Oppenheimer’s 29th Annual Healthcare Conference.

Marc Voigt, CEO of Immutep, is scheduled to present a corporate overview and business update.

Conference:	Oppenheimer’s 29th Annual Healthcare Conference

Dates:	19 March 2019, from 9:10 AM to 9:40 AM Eastern Standard Time

Venue:	The Westin New York Grand Central, 212 East 42nd Street, New York, USA

Presenter:	Marc Voigt, CEO of Immutep

The presentation is expected to be live webcasted. A link to the webcast will be made available on the Company’s website.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the US.

For further information please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com